UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June, 2020
Commission File Number 000-28584

Check Point Software Technologies Ltd.
(Translation of Registrant’s name into English)

5 Shlomo Kaplan Street
Tel Aviv 6789159, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

     Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
5 Shlomo Kaplan Street
Tel Aviv 6789159, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on August 3, 2020

To the Shareholders of
Check Point Software Technologies Ltd.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Check Point Software Technologies Ltd. (“Check Point”) will be held on August 3, 2020 at 5:00 P.M. (Israel time), and thereafter as it may be adjourned or postponed from time to time, at Check Point’s principal executive offices at 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel (the telephone number at that address is +972-3-753-4555).

Check Point is carefully monitoring the rapidly evolving global response to the coronavirus (COVID-19) pandemic. For now, Check Point plans to proceed with holding the meeting in person, but cautions that circumstances surrounding the COVID-19 pandemic may require Check Point to convert the meeting from a physical meeting, to either a hybrid meeting or a virtual meeting, at a later date. In such event, Check Point will promptly issue a press release and furnish a Form 6-K and any other required materials with the Securities and Exchange Commission to notify its shareholders with respect to any changes to the time, date, location or format of the meeting (including the manner in which shareholders may attend, participate in and vote at the virtual or hybrid meeting).

The meeting will be held for the following purposes:

(1)	to elect six directors – the one-year terms of our six current directors who are not outside directors will expire at the meeting, and we are proposing to elect six directors;

(2)	to elect two outside directors – the three-year terms of two of our current outside directors will expire at the meeting, and we are proposing to elect two outside directors;

(3)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for 2020 – Israeli law requires that we ask you, on an annual basis, to approve our auditors; when this proposal is raised, you will also be invited to discuss our 2019 consolidated financial statements;

(4)	as required by Israeli law, to approve the compensation for our Chief Executive Officer; and

(5)	as required by Israeli law, to amend the compensation arrangements of our non-executive directors.

You are entitled to vote at the meeting if you are a shareholder of record at the close of business on June 25, 2020.   You are also entitled to vote at the meeting if you hold our ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on June 25, 2020, or that appears in the participant listing of a securities depository on such date.

You can vote your shares by attending the meeting, by completing and signing a proxy card or by voting as provided in the proxy card.  Proxy cards will be distributed to shareholders on or about June 30, 2020, together with a proxy statement which will include the full version of the proposed resolutions.

Each ordinary share is entitled to one vote upon each of the proposals to be presented at the meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.

In addition, a special majority vote will be required for approval of the proposals in Items 2 and 4.   In order for each of these two proposals to be approved either (i) the affirmative vote of the ordinary shares must include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or (ii) the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding ordinary shares.

This notice is being sent only to shareholders of record, in accordance with the requirements of Israel’s Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000, as amended.  The last date for submitting a request to include a proposal in accordance with Section 66(b) of Israel’s Companies Law, 5759-1999, is June 25, 2020. We will distribute an additional notice and proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after June 30, 2020.   Once it becomes available, shareholders may also review the proxy statement on our company’s website at www.checkpoint.com or at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-3-753-4555) until the date of the meeting.

By Order of the Board of Directors. MARIUS NACHT Chairman of the Board of Directors

Dated: June 18, 2020

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Check Point Software Technologies Ltd.
/s/ John Slavitt

John Slavitt
General Counsel
Dated: June 18, 2020